# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cantor Equity Partners III, Inc., CIK 0002034268
CUSIP: G1828A108
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Address of issuer's principal executive offices: 110 EAST 59TH STREET, New York, New York (NY), 10022
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0002034272
Persons authorized to receive notices and communications: Brandon Lutnick, Cantor EP Holdings III, LLC, 110 East 59th Street, New York, New York (NY), 10022, 212-938-5000

## Reporting persons
- Cantor EP Holdings III, LLC (CIK 0002034272): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reference is made to the Business Combination Agreement (as defined below). Immediately prior to the transactions described in Item 4 of this Amendment No. 2, the Sponsor (as defined below) was the record holder of 6,900,000 Class B Ordinary Shares and 580,000 Class A Ordinary Shares (as such terms are defined below).
- Cantor Fitzgerald, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reference is made to the Business Combination Agreement. Immediately prior to the transactions described in Item 4 of this Amendment No. 2, the Sponsor was the record holder of 6,900,000 Class B Ordinary Shares and 580,000 Class A Ordinary Shares.
- CF Group Management, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: New York (NY); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reference is made to the Business Combination Agreement. Immediately prior to the transactions described in Item 4 of this Amendment No. 2, the Sponsor was the record holder of 6,900,000 Class B Ordinary Shares and 580,000 Class A Ordinary Shares.
- Brandon G. Lutnick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) Reference is made to the Business Combination Agreement. Immediately prior to the transactions described in Item 4 of this Amendment No. 2, the Sponsor was the record holder of 6,900,000 Class B Ordinary Shares and 580,000 Class A Ordinary Shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, $0.0001 par value
Name of issuer: Cantor Equity Partners III, Inc.
Address of issuer's principal executive offices: 110 EAST 59TH STREET, New York, New York (NY), 10022
Comment: This Amendment No. 2 (this "Amendment No. 2") amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the "SEC") on July 1, 2025 (the "Original Schedule 13D") by Cantor EP Holdings III, LLC, a Delaware limited liability company (the "Sponsor"), Cantor Fitzgerald, L.P., a Delaware limited partnership ("Cantor"), CF Group Management, Inc., a New York corporation ("CFGM") and Howard W. Lutnick, as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on October 6, 2025 by the Sponsor, Cantor, CFGM and Brandon G. Lutnick ("Amendment No. 1" and, together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D"). This Amendment No. 2 is being filed by the Sponsor, Cantor, CFGM and Mr. Brandon G. Lutnick (collectively, the "Reporting Persons") relating to the transactions contemplated by that certain Business Combination Agreement, dated as of November 7, 2025, by and among the Issuer, AIR Global PLC, a public limited company organized under the laws of Jersey (formerly known as AIR Holdings Limited, a private limited company organized under the laws of Jersey) ("Pubco"), AIR Limited, a private limited company organized under the laws of Jersey ("AIR"), Genesis Cayman Merger Sub Limited, a Cayman Islands exempted company ("Cayman Merger Sub"), and Genesis Jersey Merger Sub Limited, a private limited company incorporated under the laws of Jersey ("Jersey Merger Sub") (the "Business Combination Agreement" and the transactions contemplated thereto, the "Business Combination"), and that certain Sponsor Support Agreement, dated November 7, 2025, by and among the Issuer, Pubco, AIR and the Sponsor (the "Sponsor Support Agreement"). Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 is hereby amended and supplemented with the information in Item 4 responsive hereto, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 4 of the Schedule 13D is amended and supplemented as follows:

Issuance of Class A Ordinary Shares

On May 15, 2026, the Issuer issued 102,009 Class A ordinary shares, par value $0.0001 per share, of the Issuer ("Class A Ordinary Shares") to the Sponsor in repayment of amounts outstanding under the promissory note, dated June 25, 2025, made by the Issuer in favor of the Sponsor at $10.00 per share in connection with the consummation of the Business Combination and the terms of the Sponsor Support Agreement.

Cancellation of Class B Ordinary Shares

On May 15, 2026, in connection with the consummation of the Business Combination, an aggregate of 3,400,000 Class B ordinary shares, par value $0.0001 per share, of the Issuer ("Class B Ordinary Shares" and, together with the "Class A Ordinary Shares," the "Ordinary Shares") were surrendered for cancellation by the Sponsor to the Issuer for no consideration in accordance with the Sponsor Support Agreement (the "Class B Cancellation"). Following the Class B Cancellation, the Sponsor owned 3,500,000 Class B Ordinary Shares.

Consummation of the Business Combination

In connection with the closing of the Business Combination on May 15, 2026, pursuant to the Business Combination Agreement, on May 15, 2026, among other things, Cayman Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving entity, and as a result of which the Issuer's shareholders received one ordinary share, par value $0.0001 per share, of Pubco (a "Pubco Ordinary Share") for each Ordinary Share held by such shareholder other than the Class B Ordinary Shares surrendered by the Sponsor as described above and any Class A Ordinary Shares that were validly redeemed (the "Cayman Merger").

As a result of the Cayman Merger, the Ordinary Shares held by the Sponsor in the Issuer were automatically cancelled and, in exchange, the Sponsor received an equal number of Pubco Ordinary Shares pursuant to the Business Combination Agreement. Therefore, as of the date hereof, the Reporting Persons no longer beneficially own any securities of the Issuer, including Ordinary Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is hereby amended and restated as follows: As of May 15, 2026, the Reporting Persons do not beneficially own, directly or indirectly, any Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(b) is hereby amended and restated as follows: As of May 15, 2026, the Reporting Persons do not have sole or shared power to vote, to direct the vote, to dispose of, or to direct the disposition of any Ordinary Shares.
Transactions in the class effected during the past sixty days: Item 5(c) is hereby supplemented as follows: Except as otherwise described in this Amendment No. 2, the Reporting Persons have not effected any transactions in Ordinary Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each Reporting Person ceased to be a beneficial owner of more than five percent of the Ordinary Shares upon the closing of the Business Combination on May 15, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended and supplemented with the information contained in Item 4 and Item 5 responsive hereto, which is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following:

Exhibit 13: Business Combination Agreement, dated as of November 7, 2025, by and among the Issuer, Pubco, AIR, Cayman Merger Sub and Jersey Merger Sub (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2025).

Exhibit 14: Sponsor Support Agreement, dated as of November 7, 2025, by and among the Issuer, Pubco, AIR and the Sponsor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 7, 2025).

## Signatures
- Cantor EP Holdings III, LLC: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/19/2026)
- Cantor Fitzgerald, L.P.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/19/2026)
- CF Group Management, Inc.: /s/ Brandon Lutnick, Brandon Lutnick/Chief Executive Officer (05/19/2026)
- Brandon G. Lutnick: /s/ Brandon G. Lutnick, Brandon G. Lutnick (05/19/2026)